Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Amounts in USD

Dates

Collection Period No.	2	
Collection Period (from... to)	1-Oct-2020	31-Oct-2020
Determination Date	12-Nov-2020	
Record Date	13-Nov-2020	
Payment Date	16-Nov-2020	
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2020	16-Nov-2020	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/202	15-Oct-2020	15-Nov-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	106,128,771.60	81,519,585.66	24,609,185.94	156.746407	0.519233
Class A-2 Notes	420,000,000.00	420,000,000.00	420,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**959,248,771.60**	**934,639,585.66**	**24,609,185.94**		
Overcollateralization	171,309,810.94	183,846,401.23	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**1,143,095,172.83**	**1,120,714,780.88**			
present value of lease payments	510,088,176.38	470,222,340.85	449,783,619.94			
present value of Base Residual Value	671,341,634.56	672,872,831.98	670,931,160.94			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	17,373.04	0.110656	24,626,558.98	156.857064
Class A-2 Notes	0.310000%	108,500.00	0.258333	108,500.00	0.258333
Class A-3 Notes	0.400000%	115,000.00	0.333333	115,000.00	0.333333
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**277,589.71**		**$24,886,775.65**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,122,358,320.39**	**1,084,023,682.28**	**1,061,643,290.33**

Available 2020-B Collections	
Lease Payments Received	20,698,038.57
Net Sales Proceeds-early terminations (incl Defaulted Leases)	7,059,274.21
Net Sales Proceeds-scheduled terminations	2,468,735.04
Excess wear and tear included in Net Sales Proceeds	7,226.48
Excess mileage included in Net Sales Proceeds	19,785.52
Subtotal	30,226,047.82
Repurchase Payments	93,482.42
Advances made by the Servicer	0.00
Investment Earnings	1,107.89
Total Available Collections	**30,320,638.13**

Distribution on the Exchange Note	
(1) Total Servicing Fee	952,579.31
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	460,710.07
(3) Exchange Note Principal Distributable Amount	24,609,185.94
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,298,162.81
Total Distribution	**30,320,638.13**

Available Funds ABS Notes	
Total Exchange Note Payments	25,069,896.01
Reserve Account Draw Amount	0.00
Total Available Funds	**25,069,896.01**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	277,589.71
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	24,609,185.94
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	183,120.36
Total Distribution	**25,069,896.01**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	952,579.31	952,579.31	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	277,589.71	277,589.71	0.00
thereof on Class A-1 Notes	17,373.04	17,373.04	0.00
thereof on Class A-2 Notes	108,500.00	108,500.00	0.00
thereof on Class A-3 Notes	115,000.00	115,000.00	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	277,589.71	277,589.71	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	24,609,185.94	24,609,185.94	0.00
Principal Distribution Amount	24,609,185.94	24,609,185.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	150.10
minus Net Investment Earnings	150.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	150.10
Net Investment Earnings on the Exchange Note	
Collection Account	957.79
Investment Earnings for the Collection Period	1,107.89

Notice to Investors

Note 1:

66 accounts with an outstanding securitization value of $2,837,478.32 did not have a monthly payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	1,143,095,172.83	28,662
Principal portion of lease payments	14,707,483.07	
Terminations- Early	5,217,878.04	
Terminations- Scheduled	1,711,114.65	
Repurchase Payment (excluding interest)	93,482.42	
Gross Losses	650,433.77	
Securitization Value end of Collection Period	1,120,714,780.88	28,439
Pool Factor	94.86%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	25.18
Weighted Average Seasoning (months)	11.38	13.26
Aggregate Base Residual Value	775,726,981.78	763,133,381.53
Cumulative Turn-in Ratio		57.77%
Proportion of base prepayment assumption realized life to date		122.30%
Actual lifetime prepayment speed		0.39%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,118,931,941.59	28,399	99.84%
31-60 Days Delinquent	1,357,024.09	31	0.12%
61-90 Days Delinquent	299,325.17	7	0.03%
91-120 Days Delinquent	126,490.03	2	0.01%
Total	1,120,714,780.88	28,439	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.038%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	583,362.29	18	1,852,074.48	49
Liquidation Proceeds	662,466.54		1,996,019.00	
Recoveries	105,902.52		105,902.52	
Principal Net Credit Loss / (Gain)	(185,006.77)		(249,847.04)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.196)%
Prior Collection Period	(0.033%)
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.115)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.021)%

Average Net Credit Loss / (Gain)   (5,098.92)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	6,996,064.17	203	15,151,364.84	406
Sales Proceeds and Other Payments Received	8,671,624.51		18,365,590.14	
Residual Loss / (Gain)	(1,675,560.34)		(3,214,225.30)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.776)%
Prior Collection Period	(0.794%)
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.285)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.272)%

Average Residual Loss / (Gain)   (7,916.81)